UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

CANADIAN EMPIRE EXPLORATION CORP
(Translation of registrant’s name into English)

#1205 – 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5,2003	Canadian Empire Exploration Corp (Registrant) By /s/ Jeannine P.M. Webb Jeannine P.M. Webb, CFO, Corporate Secretary *Print the name and title under the signature of the signing officer.

CANADIAN EMPIRE EXPLORATION CORP.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

                    TAKE NOTICE that the Annual General Meeting of the members of CANADIAN EMPIRE EXPLORATION CORP. (the "Company") will be held on Wednesday, June 25, 2003, at which time it is proposed that directors will be elected. The record date for determining those members entitled to receive notice of and vote at the meeting will be May 19, 2003.

                    The Company hereby invites written nominations for director signed by members holding in the aggregate not less than 10% of the shares having the right to vote at the meeting.

                    If any such nomination is delivered to the registered office of the Company, 1550 - 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6, not less than 35 days before the date of the meeting, accompanied by the information as to the nominee required to be furnished in the information circular, the Company will include the name of the nominee in the form of proxy and the information as to the nominee in the information circular sent by the management of the Company pursuant to Sections 153 and 154 of the Company Act.

                    A person may be disqualified from becoming or acting as a director by Section 114 of the Company Act. Except that nominees for director, other than management nominees or directors standing for re-election, must consent in writing to act as a director and deposit such written consent with the President of the Company not less than 35 days before the date of the general meeting, no additional qualifications are imposed by the Articles of the Company.

DATED at Vancouver, British Columbia, this 16th day of April, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ John S. Brock

John S. Brock
President

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991

Press Release #03-03 April 23, 2003	TSX Venture Exchange: CXP CXP.WT

CANADIAN EMPIRE ANNOUNCES 2003 DRILL PROGRAMS

Canadian Empire Exploration Corp. (“Canadian Empire”) has been working together with Teck Cominco Limited (“Teck Cominco”) in the acquisition of Canadian exploration projects with drill targets indicating large metal systems. Badger and Co. Management Corp., whose principals bring over 30 years of exploration experience and success to Canadian Empire, provides management.

Last year, Canadian Empire drilled four properties, two of which, Hemlo West and Yukon Olympic, warrant ongoing exploration. This year, Canadian Empire will proceed with plans for drilling at the Yukon Olympic property in the Yukon and the Big Bulk-VMS properties in the Eskay-Kitsault area of British Columbia. Drilling is also contemplated at Hemlo West in Ontario’s Hemlo Gold Camp. In addition, two drill-ready projects are being considered for acquisition.

Canadian Empire’s exploration budget is funded by CEE (flow-through) participants, who, during the past year, contributed approximately $1.6 million in CEE funding. Since 2001, Teck Cominco has provided non-flow-through financing of $480,000. Teck Cominco reserves the right at pre-feasibility to back into property interests ranging from 51% to 60.8% by spending 200% of Canadian Empire’s prior exploration expenditures and completing final feasibility.

Project Review 2003

BIG BULK - VMS

The Big Bulk–VMS Property consisting of 370 claim units covers over 25 kilometres of host rocks prospective for both copper-gold and VMS style silver-zinc-lead mineralization. The project is located in the South Eskay – Kitsault area in northwestern British Columbia. The property is accessible from a logging road network to within 4 kilometres of the eastern boundary of the property, and then by helicopter.

The 25 kilometre-long Big Bulk–VMS property covers two major targets. One target consists of a gold enriched copper porphyry system. The second target is an elongated belt of felsic volcanic rocks hosting VMS style silver, zinc and lead mineralization bearing a metal signature similar to Eskay Creek. Historic exploration followed by preliminary fieldwork by Canadian Empire during 2002 has defined drill-ready targets for a 2003 drill program. Canadian Empire has an option to acquire an 80% interest in the Big Bulk–VMS Property, subject to ‘back-in’ rights by Teck Cominco.

Big Bulk Target

The Big Bulk target consists of a large complex multiphase porphyry system with good potential for both bulk tonnage copper-gold mineralization and high-grade gold zones.

A large 1.0 kilometre by 2.0 kilometre alteration and copper-gold stringer system is associated with a 6-square kilometre intrusive complex. Five copper-gold zones are associated with a chlorite-sericite-pyrite alteration envelope surrounding a potassic core within the intrusive rocks. Much of the prior work has been directed to the surrounding envelope with surface values to 0.90% copper and 0.80 g/t gold over 90 metres. A grab sample from a peripheral high-grade gold vein assays 19.5 g/t gold and 1.3% copper. Geophysical and geochemical surveys previously conducted over 20 percent of the mineralizing system have outlined open-ended targets that have not seen prior drill testing. The recently recognized potassic core remains untested and is the priority drill target for high-grade copper-gold mineralization. Copper-gold grades suggest that Big Bulk holds discovery potential for one of British Columbia’s higher-grade copper-gold porphyry deposits.

VMS Targets

The extensive VMS style mineralization and alteration has been traced over 8 kilometres. Mineralization has a consistent metal signature and is an analogue to an Eskay Type VMS environment over an impressive aerial extent.

Recent work has recognized the presence of a north-south trending belt of Jurassic age felsic volcanics along with mixed sediments over a length of 8 kilometres that host 10 prospects of stratabound silver-rich base metal mineralization. With an antimony, mercury and arsenic overprint, the mineralization has a similar metal signature to the Eskay deposit. Preliminary grab sampling has yielded values of 1,125 g/t silver and 7.4% zinc-lead over 5 metres. Many of the prospects have stratabound sulphide bands varying in thickness to 1.5 metres with 0.4 metre zone grading of 2.0 g/t gold, 3,280 g/t silver, 17.6% zinc, 6.4% lead and 0.3% copper.

A second parallel zone to the east, untested by drilling, hosts two prospects with bands of sulphides and barite reaching 3 metres in thickness. Surface samples of quartz veins assay to 6.6% copper, 1.3% zinc and 170 g/t silver. Several large gossans and associated base and precious metals mineralization warrant prospecting and mapping prior to drilling.

YUKON OLYMPIC

The 20 kilometre-long Yukon Olympic Property consists of 389 claims (8,300 ha) and straddles the Dempster Highway approximately 130 km north of Dawson City, Yukon.

The exploration target at Yukon Olympic is an iron oxide copper gold (“IOCG”) system similar to the world class Olympic Dam deposit in Australia which hosts 2 billion tonnes grading 1.6% copper, 0.6 g/t gold and 3.5 g/t silver. A geologic setting comparable to Olympic Dam is present at Yukon Olympic where host rocks are of the same age and copper-bearing hematitic breccia and rock alteration is of similar geologic character. Recent global tectonic reconstruction studies suggest that the area of eastern Australia that hosts the Olympic Dam copper-gold-silver deposit, and the Ogilvie-Wernecke trend hosting the Yukon Olympic mineralization in the Yukon were a part of the same land mass 1.6 billion years ago, at the time of breccia formation. This work also suggests that the breccias and mineralization in both areas formed in response to extensional tectonics and related intrusive activity that affected the entire belt that has now separated.

A regional gravity survey had delineated a strong 2.0 milligal gravity anomaly at Yukon Olympic over a length of 8.0 kilometres and a width of 1.0 kilometre. The gravity anomaly is proximal to a magnetic anomaly. A 6 kilometre length of intermittently exposed copper-bearing hematitic breccia was discovered in Spectacular Creek near the eastern end of the geophysical anomalies. In keeping with the Olympic Dam model, the gravity anomaly is interpreted to reflect IOCG style mineralization with the flanking magnetic anomaly interpreted to reflect magnetite-bearing intrusive rocks related to a mineralizing system at depth.

Hematitic breccias are exposed at several locations within the Yukon Olympic property, the largest exposure measures approximately 1.5 by 1.0 kilometre within the Spectacular Creek valley. The breccias occur within the Proterozoic shale and siltstones just below an unconformity with overlying carbonate rocks. Although the breccia bodies have not been systematically or adequately sampled, grab rock samples have shown that the breccias are locally enriched in copper, cobalt, fluorite, rare earth elements and barium, with local minor gold enrichment. Chalcopyrite, malachite and bornite mineralization have been observed within the breccias and relative intrusive rocks throughout the property. Grab samples have returned values up to 0.9% copper.

Canadian Empire attempted two drill holes during late 2002 into a road accessible area on the periphery of the target without success. The 2002 program was terminated by winter conditions. The extensive Yukon Olympic gravity anomaly (8-kilometres long by 1-kilometre wide) remains intact for discovery of an Olympic Dam type deposit and represents a priority target for drill testing. Detailed geophysical-geochemical surveys, including detailed gravity/IP surveys and a mobile metal (MMI) geochemical survey, are planned during 2003, followed by 1500 metres of drilling budgeted at $500,000. This work is expected to target areas of copper-gold mineralization within a broad zone of iron-oxide and carbonate alteration.

Canadian Empire has the option to earn a 51% interest in the project from Copper Ridge Exploration Inc. subject to future back-in rights of Teck Cominco.

HEMLO WEST

In 2002, seven drill holes were completed at the Hemlo West property, located in the western portion of Ontario’s Hemlo Gold Camp, to test continuity of gold mineralization in a 1200 metre by 300 metre section of the Hemlo-Heron Bay Shear. Last year’s drilling was directed to testing extension of prior drilling that intersected 9.3 g/t gold and 184.4 g/t silver over 7.3 metres. Most of the holes intersected alteration, sulphides, quart veining and some gold values characteristic of the Hemlo Camp host rocks. Continued drilling is recommended but will be contingent on budget allocation in view of other Canadian Empire drilling commitments.

AMOS

Six gold-enriched massive sulphide VMS targets were drill tested during 2002 at the Amos Project, located near Amos, Quebec. Drill results did not meet expectations. Teck Cominco has proposed geophysical surveys be completed in 2003 on additional claims acquired at the completion of the 2002 drilling program.

MERIDIAN

Five drill holes were completed on the Meridian massive sulphide project in Northern Manitoba with inconclusive drilling results. The option was relinquished.

Expanding the Portfolio

In order to continue building a portfolio of drill-ready projects, Canadian Empire is maintaining a program of new project acquisition in Canada. Emphasis is on gold and gold-enriched base metals. Negotiations are in process for the acquisition of two new gold projects.

/s/ John S. Brock

John S. Brock
President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951
or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.